SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

August 10, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Dominic Minore, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. Registration Statement on Form N-2 (File No. 333-175074)

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on April 18, 2012, with respect to the Company’s post-effective amendment No. 1 to the registration statement on Form N-2 (File No. 333-175074) filed with the SEC on March 15, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). This letter also includes the Company’s response to comments provided by accounting Staff to the Company on April 19, 2012.

The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Post-Effective Amendment No. 2 to the Registration Statement, which is being filed with the Commission concurrently herewith.

1.	On the front cover of the Registration Statement, please uncheck the box next to the statement, “when declared effective pursuant to section 8(a).” The post-effective amendment to the Registration Statement will be declared effective pursuant to section 8(c) of the Securities Act of 1933.

ATLANTA	AUSTIN	HOUSTON	SACRAMENTO	NEW YORK	WASHINGTON DC

U.S. Securities and Exchange Commission

August 10, 2012

Response: The Company has revised the front cover accordingly.

2.	On the front cover of the prospectus, in the last sentence of the fourth paragraph, the Company states that, “[w]e may also invest in first lien senior secured loans.” Upon review of the Company’s Schedule of Investments, it is unclear whether the Company currently has any investments in first lien senior secured loans. If appropriate, please delete the reference to “first lien.” If it is not appropriate to delete such reference, please explain the reason the Company believes it is appropriate to retain such reference.

Response: The Company acknowledges the Staff’s comment but respectfully declines to delete the reference to “first lien” on the front cover of the prospectus because the Company is currently invested in first lien senior secured loans and, as the cover states, “may” invest in first lien senior secured loans in the future. The Company respectfully refers the Staff to “Management’s Discussion and of Financial Condition and Results of Operations – Portfolio Composition and Investment Activity – Portfolio Composition” where, in Amendment No. 2, the Company provides that, as of June 30, 2012, the Company’s portfolio it fair value was invested 24.1% in first lien debt, 20.6% in second lien debt, 47.6% in subordinated debt, 2.5% in income-producing investments in funds, 1.4% in equity and 3.8% in an investment in payment rights.

3.	On the front cover of the prospectus, please include disclosure similar to that set forth below. In addition, please incorporate this disclosure into the risk factor section of the prospectus.

The debt securities in which the Company invests will not be rated by any rating agency. If they were, they would be rated as below investment grade or “junk.” Indebtedness of below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Company has added disclosure to the Summary section and added a risk factor to Amendment No. 2. The Company believes that the disclosure currently included on the front cover of the prospectus (“Investing in our securities involves a high degree or risk, including credit risk and the risk of the use of leverage.”) addresses the risk the Staff has raised.

4.	In the fees and expenses table, please emphasize that the common stockholders will directly or indirectly bear the various costs and expenses set forth below. Please revise the first sentence to replace the reference to “an investor in our securities” with “our common stockholders.” In addition, please make the same revision to the first sentence of footnote (7) of the fees and expenses table. Changes should be made to similar disclosure throughout the Registration Statement.

U.S. Securities and Exchange Commission

August 10, 2012

Response: The Company has revised the disclosure accordingly.

5.	Please confirm in a response to the Staff that the expenses set forth in the fees and expenses table are the expenses of the Company and its consolidated subsidiaries. Please add disclosure to the introduction to the fees and expenses table to clarify this point.

Response: The Company hereby confirms that the expenses set forth in the fees and expenses table are the expenses of the Company and its consolidated subsidiaries. The Company has revised the disclosure accordingly.

6.	Please confirm that the expenses incurred through LCP Capital Fund LLC are the only fund expenses included in the “Acquired Fund Fees and Expenses” line item to the fees and expenses table. Is Greenway included? If not, please explain why the Company believes that Greenway does not need to be included.

Response: The expenses incurred through LCP Capital Fund LLC are the only fund expenses included in the “Acquired Fund Fees and Expenses” line item to the fees and expenses table. The expenses associated with the advisory services the Company provides to Greenway are included in the line item entitled “Other expenses” in the fees and expenses table. The Company has revised footnote 8 to the fees and expenses table in Amendment No. 2 to note that fees associated with Greenway are included in the “other expenses” line item. The Company’s investment in Greenway and any associated expenses are de minimis.

7.	Please delete the first example following the fees and expenses table and replace it with the second example, which currently follows the footnotes to the fees and expenses table.

Response: The Company has revised the disclosure accordingly.

8.	The Staff understands that the Company has now deployed substantially all of the proceeds raised during its initial public offering. As a result, please add disclosure in the Registration Statement in a prominent location that addresses the Company’s current liquidity and capital resources.

Response: The Company has revised the disclosure accordingly. The Company respectfully refers the Staff to the discussion now included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial condition, liquidity and capital resources” in Amendment No. 2.

U.S. Securities and Exchange Commission

August 10, 2012

9.	Please fix the formatting of the chart that appears in the risk factor entitled, “Because we borrow money, there could be increased risk in investing in our company.” In addition, it appears that the dash at the top of the third column should be a zero.

Response: The Company has revised the disclosure accordingly.

10.	In the risk factor entitled, “Our common stock may trade below its net asset value per share, which limits our ability to raise additional equity capital,” please update the disclosure to reflect the pending proposals listed as proposals 4 and 5 included in the Company’s proxy statement for the 2012 annual meeting of stockholders regarding the issuance of stock below net asset value (“NAV”).

Response: The Company has revised the disclosure accordingly.

11.	Please change the presentation of the percentages in the columns entitled “Premium/Discount of High Sales Price to NAV” and “Premium/Discount of Low Sales Price to NAV.”

Response: The Company has made the change requested by the staff to the presentation of the percentages included in the columns entitled “Premium/Discount of High Sales Price to NAV” and “Premium/Discount of Low Sales Price to NAV.”

12.	In “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Portfolio Composition and Investment Activity – Managed Fund,” the Company states that Greenway has a two year investment period. Please reconcile this statement with the statement earlier in the same paragraph, which provides that, “Greenway will continue in existence until January 14, 2021.”

Response: The Company acknowledges that the paragraph on Greenway presents two different time periods. The Company hereby confirms that both time periods are accurate and mutually exclusive. The 2021 date refers to the termination date of Greenway. This date is in no way linked to the statement that Greenway has a two year investment period, which period commenced in 2011 and ends on January 19, 2013. The Company believes the current disclosure accurately describes the term and activity of Greenway.

13.	In “The Company – Monitoring,” please explain how an investment can be performing “above plan” as described in investment performance rating #1.

Response: The Company has revised its investment performance scoring system. Revised disclosure is included in Amendment No. 2.

U.S. Securities and Exchange Commission

August 10, 2012

14.	With respect to the Company’s investment performance rating, please refrain from using the terms “rate” or “rating” as the staff believes that it is confusing to investors. Please replace the word “rate” or “rating” in this section of the Registration Statement (and any other references throughout the Registration Statement) with the word “score” or “evaluation.”

Response: The Company has revised its investment performance scoring system and the revised disclosure is included under “Asset Quality” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in Amendment No. 2.

15.	The Staff notes that there was a significant increase in the Company’s Grade 2 investments from the year ended December 31, 2010 to the year ended December 31, 2011. Please explain this increase in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement. Also, if applicable, please describe any trends regarding movement in investment scores. Finally, if appropriate, please enhance the Company’s risk factor disclosure on this topic to address any trends.

Response: The increase in Grade 2 from the year ended December 31, 2010 to the year ended December 31, 2011 can be attributed to both (i) the migration by two portfolio companies that were scored as Grade 1 as of December 31, 2010 to a Grade 2 as of December 31, 2011 (Surgery Center Holdings, Inc. and OEM Group, Inc.) and (ii) the migration of one additional portfolio company in which the Company invested in July 2011 from a Grade 1 to a Grade 2 as of December 31, 2011 (Hart InterCivic, Inc.). Each of these three companies under-performed the Company’s expectations; however, the Company continues to closely monitor the investments in these companies and does not expect the companies to default on payments to the Company. We do not see any trends in movement in investment scores. The disclosure in Amendment No. 2 has been revised to include information as of the current quarterly period ended March 31, 2012. In addition, the Company has revised its investment performance scoring system effective as of March 31, 2012. Revised disclosure relating to the scoring system is included in Amendment No. 2. As investments enter the Company’s portfolio they are now initially rated a “Grade 2” and then are re-evaluated in subsequent quarters.

16.	Please revise the tabular disclosure included in “Sales of Common Stock Below Net Asset Value” to reflect the disclosure included in the Company’s proxy statement for the 2012 annual meeting of stockholders. Specifically, the tables should include the column entitled “Example 4 – 25% Offering at 100% Discount.”

Response: The Company has revised the disclosure accordingly.

17.	Please revise the disclosure included in “Description of our Capital Stock – Anti-takeover provisions” to reflect the proposal to be presented at the Company’s 2012 annual meeting of stockholders regarding the declassification of the Company’s board of directors.

Response: The Company has revised the disclosure accordingly.

18.	Please revise the disclosure in “Description of our Debt Securities” to include a discussion regarding the proposal to be presented at the Company’s 2012 annual meeting of stockholders regarding the issuance of debt with warrants or debt convertible into shares of common stock.

U.S. Securities and Exchange Commission

August 10, 2012

Response: The Company has revised the disclosure accordingly.

19.	Please confirm to the Staff that the Company undertakes to file an updated legality of shares opinion, and related consent of counsel, in an exhibit-only post-effective amendment to the Registration Statement with each takedown from this shelf registration statement. In addition, please confirm that the legality of shares opinion and related consent of counsel to be filed in an exhibit-only post-effective amendment to the Registration Statement will be consistent with the Staff’s views set forth in Staff Legal Bulletin 19.

Response: The Company hereby undertakes to file an updated legality of shares opinion, and related consent of counsel, in an exhibit-only post-effective amendment to the Registration Statement with each takedown from this shelf registration statement. The Company also confirms that the legality of shares opinion and related consent of counsel to be filed in an exhibit-only post-effective amendment to the Registration Statement will be consistent with the Staff’s views set forth in Staff Legal Bulletin 19.

20.	The Staff expects the Company to file an auditor’s consent as an exhibit to the Registration Statement in connection with each takedown of securities from the Registration Statement.

Response: Auditors’ consents as of a recent date are filed as Exhibit n.1 to the Registration Statement. The Company will provide updated financial statements and financial information filed with the SEC in a prospectus supplement in connection with each offering pursuant to the Registration Statement. The Company undertakes to comply with any formal determination made by the Staff to require an auditor’s consent for each takedown from a shelf registration statement.

*                *                *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•

should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

U.S. Securities and Exchange Commission

August 10, 2012

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus